02019052

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8-020373~~ 8-38264

MAR 04 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
ABN AMRO Financial Services, Inc.

OFFICE USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

208 South LaSalle Street
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas P. Magnavita — (312) 855-7277
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

233 South Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Independent Auditor
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 22 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

VP 3-21-02

Oath or Affirmation

I, Thomas P. Magnavita, affirm that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of ABN AMRO Financial Services, Inc., as of December 31, 2001, are true and correct. I further affirm that neither the Company nor any principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Thomas P. Magnavita
Chief Financial Officer

Notary Public

"OFFICIAL SEAL"
CYNTHIA J. SCHRIEDER
NOTARY PUBLIC, STATE OF ILLINOIS
MY COMMISSION EXPIRES 11/2/2002

This report contains (check all applicable boxes):

[x]	(a)	Facing Page
[x]	(b)	Statement of Financial Condition
[ ]	(c)	Statement of Operations
[ ]	(d)	Statement of Changes in Subordinated Borrowings
[ ]	(e)	Statement of Changes in Stockholder's Equity
[ ]	(f)	Statement of Cash Flows
		Supplemental Information:
[ ]	(g)	Computation of Net Capital
[ ]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
[ ]	(i)	Information Relating to the Possession or Control Requirements Under Rule 15c3-3
[ ]	(j)	A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
[ ]	(k)	A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
[x]	(l)	An Oath or Affirmation
[ ]	(m)	Independent Auditors' Supplemental Report on Internal Control

Ernst & Young LLP
Sears Tower
233 South Wacker Drive
Chicago, Illinois 60606-6301

Phone: (312) 879-2000
www.ey.com

Report of Independent Auditors

The Board of Directors and Stockholder
ABN AMRO Financial Services, Inc.

We have audited the accompanying statement of financial condition of ABN AMRO Financial Services, Inc. as of December 31, 2001. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of ABN AMRO Financial Services, Inc. at December 31, 2001, in conformity with accounting principles generally accepted in the United States.

Ernst & Young LLP

February 22, 2002

Statement of Financial Condition

	December 31 2001
Assets	
Cash & Cash Equivalents	$ 147,495,950
Securities Owned	62,910,391
Receivable from Brokers, Dealers and Clearing Organizations	353,343
Commissions Receivable from Annuity Sales	2,001,071
Receivable from Affiliates	1,596,574
Other Assets	5,691,956
Total Assets	$ 220,049,285
Liabilities and Stockholder's Equity	
Liabilities:	
Payable to Brokers, Dealers & Clearing Organizations—Affiliate	$ 76,132,304
Accrued Compensation and Benefits Payable	8,109,048
Other Liabilities	6,583,267
Total Liabilities	90,824,619
Subordinated Borrowings – Affiliate	70,000,000
Stockholder's Equity	59,224,666
Total Liabilities and Stockholder's Equity	$ 220,049,285

See Notes to Statement of Financial Condition.

Notes to Statement of Financial Condition

1. Organization and Nature of Operations

ABN AMRO Financial Services, Inc. (the Company) is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company is a wholly owned subsidiary of LaSalle Bank N.A. (the Parent), which is an indirect subsidiary of ABN AMRO North America Holding Company (Holding) which is a wholly owned subsidiary of ABN AMRO Bank N.V. (ABN AMRO Bank).

The Company provides brokerage services for securities, mutual funds, annuities and insurance products to the customers of ABN AMRO Bank's United States subsidiaries and branches including LaSalle Bank N.A., and Standard Federal Bank N.A. In addition, the Company participates in the trading, underwriting and distribution of fixed income securities to financial institutions and corporations. On a fully disclosed basis, the Company introduces all of its securities and mutual fund trades for clearance to an affiliated broker-dealer, ABN AMRO Incorporated, and a nonaffiliated broker-dealer who are responsible for the securities settlement and customer confirmation processes. The Company promptly transmits all customer funds and securities to its clearing brokers. In connection with these arrangements, the Company is contingently liable for its customers' transactions.

2. Significant Accounting Policies

Use of Estimates: Preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts in the statement of financial condition accompanying notes. Actual results could differ from those estimates.

Securities Owned: Securities owned are recorded on a trade-date basis and are valued at market, generally based on quoted market prices.

Customer Transactions: Customer transactions are recorded on a settlement-date basis.

Income Taxes: The Company is included in the consolidated income tax return of Holding.

Cash & Cash Equivalents: The Company considers highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. At December 31, 2001, approximately $4.3 million of cash was held with affiliates.

Fair Value of Financial Instruments: Management estimates that the aggregate fair value of financial instruments recognized in the statement of financial condition (including cash, cash equivalents, securities owned, receivables, and liabilities) approximates their carrying value, as such financial instruments are short-term in nature, bear interest at current market rates or are subject to monthly repricing.

The carrying amount of subordinated borrowings closely approximates fair value as interest rates are reset, based on market rates, in less than one year.

3. Securities Owned

Securities owned are recorded at market value and consist of the following at December 31, 2001:

U.S. Government and Agency Obligations	$	51,654,421
State and Municipal Obligations		10,529,882
Corporate Obligations		475,860
Bankers Acceptances, Certificates of Deposit, and Commercial Paper		250,228
Total	$	62,910,391

Included in securities owned is a $1.4 million Treasury bill segregated in a special reserve bank account for the exclusive benefit of customers in accordance with Securities and Exchange Commission's Rule 15c3-3.

4. Subordinated and Other Borrowings

The Company has a $400 million revolving credit facility with ABN AMRO Bank. The facility expires on June 1, 2004, but allows for automatic one-year extensions upon the anniversary date of the facility. Interest on overnight borrowings accrues at the lower of the cost of funds plus 1/8% or the Federal Funds rate plus 1/8%. Interest on borrowings that are longer than overnight accrue at an agreed-upon rate. At December 31, 2001, the Company had no amounts drawn against this facility.

Subordinated borrowings of $70 million are outstanding under three loan agreements totaling $95 million with an affiliate. The agreements are scheduled to mature beginning June 2004 through September 2006. The September 2006 agreement is revolving and allows for automatic one-year extensions upon each anniversary of the loan agreement's effective date (September 1). This agreement bears interest at LIBOR plus 1/16%. The remaining two agreements bear interest at LIBOR plus 0.18%. The subordinated borrowings have been approved by the applicable regulatory bodies and are available in computing net capital under the Securities and Exchange Commission's net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, they may not be repaid.

5. Income Taxes

Net deferred income tax assets as of December 31, 2001 are as follows:

Deferred Income Tax:	
Federal	$ 423,814
State	127,628
Net Deferred Income Tax Assets	$ 551,442

Deferred tax assets are included in other assets and are primarily comprised of net temporary differences related to various intangible assets.

6. Benefit Plans

Group Retirement Plan: ABN AMRO Bank sponsors a noncontributory defined-benefit pension plan covering substantially all U.S. salaried employees. Assets held by the plan consist primarily of shares of registered investment companies and pooled trust funds.

Profit Sharing and Savings Plan: ABN AMRO Bank sponsors a profit-sharing and savings plan under Section 401(k) of the Internal Revenue Code, covering substantially all U.S. salaried employees. Under the plan, employee contributions are partially matched by the respective ABN AMRO Bank subsidiary. In addition, the respective ABN AMRO Bank subsidiary may allocate a portion of its net profits to employees' accounts in the plan.

Group Welfare Plan: ABN AMRO Bank provides welfare and life insurance benefits to substantially all U.S. salaried employees and their dependents. The amount charged to expense includes welfare benefits paid to participants, net of participant contributions, and administrative costs. Life insurance premiums paid to insurance companies are recognized as an expense when paid.

Retiree Medical Health Plan: ABN AMRO Bank sponsors a defined-benefit plan providing an optional retiree medical insurance program to its U.S. retirees under Section 401(h) of the Internal Revenue Code. The 401(h) plan assets mainly consist of investments in fixed income and equity mutual funds and are available only for the payment of retiree medical benefits. These retiree programs are first available to retirees at age 65 with 5 years of service. All covered retirees are required to contribute to the cost of their coverage, and the provisions of the plan may change at the discretion of ABN AMRO Bank.

7. Related Party Transactions

Directors, officers, and affiliates of the Company have brokerage accounts introduced by the Company to the clearing broker, or had other transactions with the Company in the ordinary course of business. All transactions were made on substantially the same terms as those prevailing at the time for comparable transactions with unaffiliated customers, and did not involve more than normal risk of collectibility or present other unfavorable features.

The Company maintains lease agreements with various affiliates where the respective affiliate charges the Company for the use of office space. The charges are based on a percentage of the Company's adjusted sales revenue. The leases are cancelable or renewable with 30 days' notice at the option of the Company.

8. Commitments and Contingencies

Although the Company is a defendant in various legal proceedings arising in the ordinary course of its business, there are no legal proceedings that, in the opinion of management and counsel, would have a material impact on the Company's statement of financial condition.

9. Regulatory Requirements

ABN AMRO Financial Services, Inc. is subject to the net capital requirements of Rule 15c3-1 of the Securities and Exchange Act of 1934 and has elected to compute its net capital requirements under the alternative method as permitted by the Rule. The alternative method requires the Company to maintain minimum net capital of $250,000. At December 31, 2001, net capital of approximately $118.0 million was approximately $117.7 million in excess of required net capital.

Pursuant to Rule 17a-5 of the Securities and Exchange Commission, a Statement of Financial Condition at December 31, 2001, is available for examination at the Company's Chicago office and at the Washington and Chicago offices of the Commission.

Statement of Financial Condition

ABN AMRO Financial Services, Inc.

December 31, 2001
with Report of Independent Auditors